NEWS RELEASE

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Completion of shares for debt

Vancouver, BC, November 3, 2017. 37 Capital Inc. (the “Company” or “37 Capital”). Further to the Company’s News Release dated October 23, 2017, the Company has entered into debt settlement agreements with Jackpot Digital Inc. (“Jackpot”), and with Kalpakian Bros. of B.C. Ltd. (“KBros.”), companies related to 37 Capital by certain common directors. The Company has issued 4,249,985 units of the Company to Jackpot at the price of $0.09 per unit in settlement of the Company’s outstanding debt to Jackpot for the total amount of $382,498.65 for shared office rent, office support services and miscellaneous office expenses provided by Jackpot to the Company from August 1, 2014 up to September 30, 2017. In respect to the Company’s outstanding debt to KBros. for the total amount of $15,750, the Company has issued 175,000 units of the Company at the price of $0.09 per unit in settlement of the Company’s outstanding debt owed to KBros. for unpaid management fees from May 1, 2016 up to July 30, 2016. Each unit consists of one common share and one share purchase warrant. Each warrant is exercisable at the price of $0.12 per share until November 2, 2022. The securities issued are subject to a hold period in accordance with applicable securities laws.

Early Warning Requirement

Pursuant to the completion of the shares for debt transaction, Jackpot has acquired 4,249,985 units of 37 Capital at the price of $0.09 per unit in settlement of debt in the amount of $382,498.65. Each unit consists of one common share and one share purchase warrant, each share purchase warrant is exercisable at $0.12 until November 2, 2022. As a result of the acquisition of the Company’s units, Jackpot now has ownership and control of 4,249,985 common shares representing approximately 65.46% of the issued and outstanding common shares of 37 Capital as at November 3, 2017 and Jackpot now has ownership and control of 4,249,985 warrants representing 78.29% of the issued and outstanding warrants of 37 Capital as at November 3, 2017.

Jackpot may acquire further common shares of, or dispose their holdings of common shares of, 37 Capital through the market, privately or otherwise, as circumstances or market conditions warrant.

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A copy of the Early Warning Report from Jackpot has been filed with the applicable securities regulators regarding the transaction and is available on SEDAR (www.sedar.com). A copy of the Early Warning Report by Jackpot and further information may also be obtained by contacting 37 Capital or Jackpot at 604-681-1519.

For more information on the Company, please contact us at (604) 681-1519. In addition, please visit the Company’s website at www.37capitalinc.com or the CSE’s website at the following direct link http://thecse.com/en/listings/mining/37-capital-inc.

On Behalf of the Board,

37 Capital Inc.

/s/ Jacob H. Kalpakian
Jacob H. Kalpakian
President & CEO

Trading in the securities of the Company should be considered speculative.

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

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